SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20569

                               -------------------

                                    FORM 8-A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                               The Wet Seal, Inc.
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             (Exact name of registrant as specified in its charter)



        Delaware                                           33-0415940
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(State of Incorporation)                      (IRS Employer Identification No.)



64 Fairbanks, Irvine, California                                          92718
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(Address of principal executive offices)                             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered
-------------------                     ------------------------------

None


Securities to be registered pursuant to Section 12(g) of the Act:


                         Preferred Stock Purchase Rights
-------------------------------------------------------------------------------
                                (Title of Class)


                         Continued on following page(s)
                               Page 1 of 76 Pages
                              Exhibit Index: Page 8


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                                                              Page 2 of 76 Pages

Item 1.   Description of Securities to be Registered.
          ------------------------------------------

               On August 19, 1997, the Board of Directors of The Wet Seal, Inc., a Delaware corporation (the "Company"), declared a dividend of one Preferred Stock Purchase Right (a "Class A Right") for each outstanding share of the Company's Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), and one Preferred Stock Purchase Right (a "Class B Right", and together with the Class A Rights, the "Rights") for each outstanding share of the Company's Class B Common Stock, par value $0.10 (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). The dividend is payable as of August 29, 1997, to stockholders of record on that date. Each Class A Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of a new series of preferred shares of the Company, designated as Class A Junior Preferred Stock (the "Class A Preferred Stock"), and each Class B Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of a new series of preferred stock of the Company, designated as Class B Junior Preferred Stock (the "Class B Preferred Stock", and together with the Class A Preferred Stock, the "Preferred Stock"), in each case at a price of $73.00 per one one-hundredth (1/100) of a share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 19, 1997 (as the same may be amended from time to time, the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent").

               Initially the Rights will not be exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Stock.

               The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 12% or more of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer, the consummation of which would result in the ownership of 20% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer). Prior to such date, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of August 29, 1997, by such Common Stock certificate. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, (D) any Original Class B Stockholder (as such term is defined in the Company's restated Certificate of Incorporation, as in effect on the date of the Rights Agreement) or any Permitted Transferee (as such term is defined in the Company's restated


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                                                              Page 3 of 76 Pages

Certificate of Incorporation, as in effect on the date of the Rights Agreement) of any such Original Class B Stockholder, or (E) any person or group whose ownership of 12% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person, or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).

               Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after August 29, 1997 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of August 29, 1997, with or without a copy of the Summary of Rights attached, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

               The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 29, 2007, unless earlier redeemed by the Company as described below.

               The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. The holders of each share of Class A Preferred Stock or Class B Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share and 100 times the cash dividends declared on the Company's Class A Common Stock or Class B Common Stock, as appropriate. In addition, the Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities or certain rights or warrants) declared on the Class A Common Stock or Class B Common Stock, in like kind, as appropriate. In the event of liquidation, the holders of Class A Preferred Stock or Class B Preferred Stock will be entitled to receive for each share of Class A Preferred Stock or Class B Preferred Stock, a liquidation payment in an amount equal to the greater of $73.00 per one one-hundredth (1/100) of a share or 100 times the payment made per share of Class A Common Stock or Class B Common Stock, as appropriate. Each share of Class A Preferred Stock will have 100 votes and each share of Class B Preferred Stock will have 1,000 votes, in each case voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Class A Common Stock or Class B







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                                                              Page 4 of 76 Pages

Common Stock is exchanged, each share of Class A Preferred Stock or Class B Preferred Stock will be entitled to receive 100 times the amount received per share of Class A Common Stock or Class B Common Stock, as appropriate. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

               The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

               Unless the Rights are earlier redeemed or the transaction is approved by the Board of Directors and the Continuing Directors (as defined in the Rights Agreement), in the event that, after the time that the Rights become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of Class A Common Stock or Class B Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 12% or more of the Company's voting stock (other than pursuant to a tender or exchange offer for all outstanding shares of Class A Common Stock or Class B Common Stock that is approved by the Board of Directors, after taking into account the long-term value of the Company and all other factors they consider relevant in the circumstances (a "Qualifying Tender Offer")), the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of Class A Preferred Stock or Class B Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

               Fractions of shares of Preferred Stock (other than fractions that are integral multiples of one one-hundredth (1/100) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth (1/100) of a share.

               At any time on or prior to the close of business on the earlier of the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of the Board of Directors and a majority of the Continuing Directors may determine) or August 29, 2007, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price"). The Rights may be redeemed after the time that any Person has become an Acquiring Person only if approved by a majority of the Continuing Directors. Immediately upon the effective time of the action of







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                                                              Page 5 of 76 Pages

the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

               For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement from and after the time that any Person becomes an Acquiring Person requires the approval of a majority of the Continuing Directors (as provided in the Rights Agreement).

               Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

               As of August 19, 1997, there were 10,644,874 shares of Class A Common Stock (and 114,500 shares of Class A Common Stock reserved for issuance under the Company's existing stock option plans) and 2,912,665 shares of Class B Common Stock issued and outstanding. A total of 800,000 shares of Class A Preferred Stock and 200,000 shares of Class B Preferred Stock have been reserved for issuance upon exercise of the Rights.

               The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $0.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 10% or more of the voting stock.

               The form of Rights Agreement between the Company and American Stock Transfer & Trust Company, as rights agent, specifying the terms of the Rights, which includes as Exhibit A the form of Summary of Rights to Purchase Class A Preferred Stock and Class B Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.                  Exhibits
                         --------

               1. Rights Agreement, dated as of August 19, 1997, between The Wet Seal, Inc. and American Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement includes as Exhibit A the Summary of Rights, as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations.

                                                              Page 6 of 76 Pages



               2.   Press Release, dated August 25, 1997.

               3. Letter to The Wet Seal, Inc. Common Stockholders, dated August 25, 1997.





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                                                              Page 7 of 76 Pages


                                   SIGNATURES

               Pursuant  to the  requirements  of Section  12 of the  Securities

Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE WET SEAL, INC.


                                        By:  /S/ KATHY BRONSTEIN
                                             -----------------------------------
                                             Name:     Kathy Bronstein
                                             Title:    Vice President and
                                                       Chief Executive Officer


Dated: August 25, 1997

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                                                              Page 8 of 76 Pages



                                  EXHIBIT INDEX


Exhibit No.                             Description
-----------                             -----------

     1. Rights Agreement, dated as of August 19, 1997, between The Wet Seal, Inc. and American Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement includes as Exhibit A the Summary of Rights, as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations.

     2.        Press Release, dated August 25, 1997.

     3.        Letter to The Wet Seal,  Inc. Common  Stockholders,  dated August
               25, 1997.